EXHIBIT 11
STREAMLINE HEALTH SOLUTIONS, INC.
Computation of (loss) per share

	Three Months		Nine Months
	2009	2008	2009	2008

Net (loss)	$(295,771)	$14,575	$(297,379)	$(1,229,037)

Average shares outstanding	9,423,211	9,302,956	9,385,969	9,279,677
Stock options & purchase plan:
Total options & purchase plan shares	—	211,818	—	—
Restricted stock awards	—	—	—	—
Assumed treasury stock buyback	—	(172,644)	—	—
Convertible redeemable preferred stock assumed converted	—	—	—	—

Number of shares used in per common share computation	9,423,211	9,342,130	9,385,969	9,279,677

Basic net ( loss ) per share of common stock	$(0.03)	$0.00	$(0.03)	$(0.13)

Diluted net ( loss ) per share of common stock	$(0.03)	$0.00	$(0.03)	$(0.13)